UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER
333-263379
FORM 12b-25	CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q  ☐ Form 10-D ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:December 31, 2025

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:  ________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

WidFit Inc.
Full Name of Registrant

Former Name, If Applicable

Jabotinsky Street 3
Address of Principal Executive Office (Street and Number)

Hod Hasharon 4530803, Israel
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F,  Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be file within the prescribed time period.

WidFit Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Form 10-K”) on or prior to the prescribed due date of March 31, 2026.

On December 1, 2025, the Company completed the acquisition of 100% of the membership interests of Liberty Home Services LLC (“LHS”), a Washington State limited liability company, through the issuance of 20,000 shares of common stock. The transaction has been accounted for as a business combination using the acquisition method of accounting under ASC 805, Business Combinations. As a result of this acquisition, the Company is required to prepare consolidated financial statements for the first time, including the purchase price allocation and related goodwill recognition.

Given the complexity of the first-time consolidation and the need for the Company’s independent registered public accounting firm to complete its audit of the consolidated financial statements, including the subsidiary’s financial records from inception (November 3, 2025) through December 31, 2025, the Company requires additional time beyond the prescribed filing deadline.

The Company plans to file the Form 10-K within the fifteen-calendar-day extension period ending on April 15, 2026.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

Shahira Wely	(236)	523-9606
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On December 1, 2025, the Company completed the acquisition of 100% of the membership interests of Liberty Home Services LLC (“LHS”), a Washington-based provider of home maintenance and repair services. The acquisition was effected through the issuance of 20,000 shares of common stock valued at $100,000 ($5.00 per share). The transaction resulted in the recognition of goodwill of $90,066.

For the fiscal year ended December 31, 2025, the Company anticipates reporting consolidated revenue of approximately $1,632, compared to $0 for the fiscal year ended December 31, 2024. Revenue was derived from LHS operations for the period from December 1 through December 31, 2025 (post-acquisition). The Company anticipates reporting a consolidated net loss of approximately $23,464 for the fiscal year ended December 31, 2025, compared to a net loss of $14,515 for the fiscal year ended December 31, 2024. The increase in net loss is primarily attributable to increased professional fees. Total consolidated assets are anticipated to be approximately $101,528 as of December 31, 2025, compared to $22,792 as of December 31, 2024, primarily due to the recognition of goodwill from the LHS acquisition

WidFit Inc.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2026

By:  /s/ Shahira Wely

Shahira Wely

President, Chief Executive Officer, Secretary, Treasurer and Director (Principal Executive Officer and Principal Financial and Accounting Officer)